UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AVENTURA HOLDINGS, INC.
                         -------------------------------
                                 (Name of Issuer)

                                  COMMON STOCK
                              ---------------------
                         (Title of Class of Securities)

                                   86681R 10 5
                              ---------------------
                                 (CUSIP Number)

                            Mark R. Horvath, Manager
                              Horvath Holdings, LLC
                                 25221 Dequindre
                           Madison Heights, MI  48071
                                 (248) 298-0225

                                 With copies to:

                            Michael T. Raymond, Esq.
                              Dickinson Wright PLLC
                            301 E. Liberty, Suite 500
                            Ann Arbor, MI 48104-2266

                                 (734) 623-1663
                              ---------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2006
                              ---------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Horvath  Holdings,  LLC.
I.R.S.  Identification  No.  202498502

(2)     Check  the  Appropriate  Box  if  a Member of a Group (See Instructions)

a.   [  ]
b.   [  ]

(3)     SEC  Use  Only

(4)     Source  of  Funds  (See  Instructions)

     OO

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [  ]

(6)     Citizenship  or  Place  of  Organization

     Michigan

(7)     Sole  Voting  Power

     2,959,502,446  common  shares

(8)     Shared  Voting  Power

     0

(9)     Sole  Dispositive  Power

     2,959,502,446  common  shares

(10)     Shared  Dispositive  Power

     0

(11)     Aggregate  Amount  Beneficially  Owned  By  Each  Reporting  Person

     2,959,502,446  common  shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          [X]

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

     51%

(14)     Type  of  Reporting  Person

     CO

ITEM  1.          SECURITY  AND  ISSUER

The security upon which this report is based is the common stock of Aventura Holdings, Inc., a Florida corporation (the "Company"), with its principal place of business located at 2650 Biscayne Blvd., First Floor, Miami, FL 33137.

ITEM  2.          IDENTITY  AND  BACKGROUND

This Schedule 13D is being filed by Horvath Holdings, LLC ("Reporting Person"). The Reporting Person is a limited liability company organized under the laws of the State of Michigan which owns and operates automobile dealerships and finance companies concentrating in the sub-prime lending market. The address of the Reporting Person's principal place of business and principal office is 25221 Dequindre, Madison Heights, MI 48071.

During the past five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.          SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

The two hundred million shares (200,000,000) of common stock of the Company and the Warrant (described in Item 6 herein) were issued to the Reporting Person in exchange for the Reporting Person's assignment of three hundred (300) common shares (thirty percent (30%) of the equity) of Ohio Funding Group, Inc., a Michigan corporation, which has an agreed value of one hundred thousand dollars ($100,000), to the Company.

ITEM  4.     PURPOSE  OF  TRANSACTION

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the initial two hundred million (200,000,000) shares of common stock of the Company (the "Purchased Stock") and a Warrant to purchase additional shares of common stock of the Company covered by this statement. The Reporting Person intends to review on a continuing basis its investment in the common stock and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time, including the potential exercise of the Warrant which would enable the Reporting Person to acquire a controlling ownership position in the Company. Depending on market and other conditions, the Reporting Person may continue to hold the common stock, acquire additional common stock, or dispose of all or a portion of the common stock it now owns or may hereafter acquire. Except as otherwise noted below, the Reporting Person does not have plans that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) except as otherwise disclosed in Item 6 with respect to the Reporting Person's right to nominate directors of the Company, any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d) any other material change in the present capitalization or dividend policy of the Company;

(e) except as otherwise disclosed in Item 6, any other material change in the Company's business or corporate structure;

(f) except for a plan to change the Company's charter to increase the amount of authorized common stock from 5,000,000,000 to at least the amount necessary for full exercise of the Warrant, an increase of at least 802,945,973 shares, any changes in the Company's bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.          INTEREST  IN  SECURITIES  OF  THE  ISSUER

(a) The Reporting Person beneficially owns 2,959,502,446 shares of common stock of the Company, or approximately fifty one percent (51%) of the voting securities of the Company, which includes (1) 200,000,000 shares of the Company's common stock received by the Reporting Person in the Transaction (described in Item 6), and (2) 2,759,502,446 shares of the Company's common stock assuming full exercise of the Warrant as of the Transaction closing date (described in Item 6). The Reporting Person has not included 1,703,785,714 shares of common stock of the Company for which the Reporting Person has a proxy to vote, but does not own. The Reporting Person disclaims any beneficial ownership in these shares as the Reporting Person has no pecuniary interest with respect to these shares.

(b) The responses of the Reporting Person with respect to rows seven through ten (7-10) of the cover page to this Schedule 13D are incorporated herein by reference.

(c) Except for the Transaction described herein, during the past sixty (60) days immediately preceding the date of this Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)     Not  applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER

On May 16, 2006, the Company entered into several agreements with the Reporting Person. These agreements included a Securities Purchase Agreement ("SPA"), a Class A Common Stock Purchase Warrant ("Warrant"), a Registration Rights Agreement and a Lock-Up Agreement (the "Transaction"). Such agreements are incorporated herein by reference, as set forth in Item 7 below.

The parties to the SPA include the Company, the Reporting Person and one of the Reporting Person's wholly-owned subsidiaries, Ohio Funding Group, Inc., a Michigan corporation ("Ohio Funding"). Pursuant to the terms of the SPA, in exchange for contributing thirty percent (30%) of the equity of Ohio Funding with an agreed value of one hundred thousand dollars ($100,000), the Reporting Person received two hundred million (200,000,000) shares of common stock of the Company.

As a part of the Transaction, the Company issued to the Reporting Person a Warrant exercisable for one (1) year. The Warrant enables Horvath to contribute, at any time during the exercise period, at a fixed price per share of $.0005, the remaining equity interests in its subsidiaries in exchange for the greater of: (a) 2,528,443,528 shares of the common stock of the Company, or
(b) that number of shares of common stock of the Company as shall be required for the Reporting Person to obtain, when combined with other shares of common stock of the Company then cumulatively held by the Reporting Person, at least fifty-one percent (51%) of the total fully-diluted shares of common stock outstanding of the Company on the date the Warrant is fully exercised. The Warrant immediately grants to the Reporting Person one (1) Board seat designation right with respect to the Board of Directors of the Company, and grants one (1) additional Board seat designation right, up to a total of four
(4) Board seat designations (including the original Board seat), upon each tender of a controlling equity position in a legal entity controlled by the Company.

The Transaction also includes a Registration Rights Agreement between the Reporting Person and the Company, which grants the Reporting Person certain registration rights concerning the shares of the Company's common stock that it received under the SPA and those shares it will receive upon exercise of the Warrant. The Company is obligated to effect up to two (2) demand registrations, and an unlimited number of "piggyback" registrations, and to pay for certain expenses incurred in connection with such registrations, for a period of five
(5)  years  from  the  Transaction  closing  date.

Also in connection with the Transaction, Melissa Apple, as trustee under the Maria Lopez Irrevocable Trust UTD March 29, 2004 (the "Trust"), the current majority shareholder of the Company, entered into a Lock-Up Agreement with the Reporting Person whereby the Trust agreed to refrain from transferring its shares of common stock of the Company ("Trust Shares") to any third party, except to certain permitted transferees, for a period of one (1) year following the Transaction closing date and to only transfer up to a permitted amount of Trust Shares equal to five percent (5%) of the total number of Trust Shares in each of the following four (4) years. The Trust also granted the Reporting Person, while the Warrant is outstanding, full authority to vote, in person or by proxy, all of the Trust Shares on matters submitted to the vote of Company's shareholders, including but not limited to, the election of the Company's Board of Directors. The Trust Shares presently include 1,703,785,714 shares of common stock of the Company.

ITEM  7.          MATERIAL  TO  BE  FILED  AS  EXHIBITS

  Exhibit Number            Description  of  Exhibit
  --------------            ------------------------

     10.1 Securities Purchase Agreement (Incorporated by reference on the Company's 8-K Filed May 22, 2006)

     10.2 Class A Common Stock Purchase Warrant (Incorporated by reference on the Company's 8-K Filed May 22, 2006)

     10.3 Registration Rights Agreement (Incorporated by reference on the Company's 8-K Filed May 22, 2006)

     10.4 Lock-Up Agreement (Incorporated by reference on the Company's 8-K Filed May 22, 2006)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May  26,  2006                              Horvath  Holdings,  LLC


                                   By:     /s/  Mark  R.  Horvath
                                           ----------------------
                                        Name:   Mark  R.  Horvath
                                       Title:   Manager